                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                              Simon Worldwide, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    828815100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 2 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,158,732
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,158,732
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,158,732
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 3 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,158,732
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,158,732
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,158,732
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 4 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,158,732
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,158,732
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,158,732
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 5 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MERON MANN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 6 of 13 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 6 amends the
Schedule 13D as specifically set forth.

      Item No. 2 is hereby amended and restated in its entirety to read as follows:

Item 2.           IDENTITY AND BACKGROUND.

            (a-c and f) The persons  filing this  statement are Everest  Special
Situations Fund L.P. ("Everest"),  a Delaware limited partnership,  Maoz Everest
Fund  Management Ltd.  ("MEFM"),  an Israeli company and Elchanan Maoz and Maron
Mann, each citizens of Israel.  Everest,  MEFM, Elchanan Maoz and Meron Mann are
each  referred  to  herein  as a  "Reporting  Person"  and  collectively  as the
"Reporting Persons". The principal business address of each of Everest, MEFM and
Elchanan Maoz is Platinum House, 21 Ha'arba'a Street, Tel Aviv 64739 Israel. The
principal business address of Meron Mann is Rubensstraat 80-2, 1077NA, Amsterdam
Netherlands.

            Everest  is  primarily  engaged  in the  business  of  investing  in securities.  The principal  business of MEFM is acting as the general partner of
Everest. The name, business address,  present principal occupation or employment and  citizenship  of each  executive  officer and  director of MEFM was filed as
Exhibit  A to  the  initial  Schedule  13D  filed  on  March  7,  2006,  and  is incorporated herein by reference.  The principal  occupation of Elchanan Maoz is investing in securities.  The principal occupation of Meron Mann is serving as a
Chairman of the  European  Plastic  Group for the European  operations  of Keter
Plastic Ltd., Israel's largest plastics company.

            Elchanan  Maoz  is the  Chairman  of  Everest  and  the  controlling stockholder, Chairman and Chief Executive Officer of MEFM. Elchanan Maoz is in a
position  to  directly  and  indirectly  determine  the  investment  and  voting decisions made by MEFM, and consequently Everest.

            The  Reporting  Persons  may be deemed to be a  "group"  within  the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

            (d, e) During the last five years,  none of the  Reporting  Persons, nor to the best of their knowledge,  any executive officer and director of MEFM, has been convicted in a criminal  proceeding  (excluding  traffic  violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative  body of  competent  jurisdiction  resulting  in its or his being subject to a judgment,  decree or final order enjoining  future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      Item No. 3 is hereby amended and restated in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

      The aggregate  purchase  price,  including  commissions,  of the 2,158,732 shares of the Issuer's  Common  Stock  purchased by Everest and reported in this
Schedule 13D is $638,121  (including  all brokers'  commissions).  The shares of
Common Stock reported herein were purchased with Everest's working capital.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 7 of 13 Pages
----------------------                                    ----------------------

      Item No. 4 is hereby amended to include the following:

      On June 12, 2007,  Everest  delivered a letter to the Issuer giving notice of (i) its intent to submit a non-binding shareholder proposal with respect to a financial  recapitalization  of the  Issuer,  for  approval  at the 2007  annual meeting  of  shareholders,  or any other  meeting of  shareholders  held in lieu thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "Annual  Meeting")  and (ii) its intent to nominate  Meron Mann and
Elchanan Maoz (collectively, the "Nominees"), as set forth therein, for election as directors of the Issuer at the Issuer's Annual Meeting being held pursuant to that  certain  Stipulation  and Order of Final  Judgment  in the action  between
Everest  and the  Issuer in the  Court of  Chancery  of the  State of  Delaware,
Newcastle Court, Civil Action No. 2899-VCS.

      Item  5(a) is hereby  amended  and  restated  in its  entirety  to read as follows:

      5(a) As of June 13,  2007,  the  Reporting  Persons  may be  deemed to own beneficially  2,158,732  Shares  which  constitutes  approximately  12.9% of the
16,673,193  outstanding  shares of the Common  Stock  (based  upon the number of shares that were  reported to be  outstanding  as of May 4, 2007 in the Issuer's
Form 10-Q for the fiscal  quarter ended March 31, 2006).  MEFM, by virtue of its status as the general partner of Everest,  may be deemed to own beneficially the
Shares held by Everest.  Elchanan  Maoz by virtue of his status as a controlling stockholder  of MEFM,  the  general  partner  of  Everest,  may be deemed to own beneficially  the  Shares  held by  Everest.  MEFM and  Elchanan  Maoz  disclaim beneficial  ownership  of such  Shares  except to the extent of their  pecuniary interest therein.

      Item 5(c) is hereby amended to include the following:

      5(c) Transactions by the Reporting Persons since the filing of Amendment 5 to Schedule 13D:

                    Everest Situations Fund L.P. Transactions
                    -----------------------------------------

      Date Purchase / Sale    Price ($)    No. of Shares Purchased / (Sold)
      --------------------    ---------    --------------------------------

            04/26/07           0.3975                  20,000
            04/27/07           0.4000                  25,000
            04/30/07           0.4000                   5,000
            06/12/07           0.4000                  35,000
            06/13/07           0.4000                  30,000

      Item 6 is hereby amended to add the following:

      On  June  6,  2007,   Everest,   MEFM,   Meron  Mann,  and  Elchanan  Maoz
(collectively,  the  "Group")  entered  into a  Joint  Filing  and  Solicitation
Agreement  in which,  among other  things,  (a) the parties  agreed to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to vote in favor

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 8 of 13 Pages
----------------------                                    ----------------------

of the election of the Nominees and to solicit  proxies or written  consents for the election of the Nominees, or any other person(s) nominated by Everest at the
Annual  Meeting (the  "Solicitation"),  (c) Everest agreed to indemnify and hold each of Messrs.  Maoz and Mann  harmless  from and against any and all claims of any  nature,  whenever  brought,  arising  from such  Nominee's  nomination  for election as director  of the Issuer and from the  Solicitation,  and (d) Everest agreed to bear all expenses incurred in connection with the Group's  activities, including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

      Item 7 is hereby amended to include the following exhibit:

Item 7.           Material to be Filed as Exhibits.

Exhibit F --      Joint Filing and  Solicitation  Agreement by and among Everest
                  Special  Situations  Fund L.P.,  Maoz Everest Fund  Management
                  Ltd., Meron Mann, and Elchanan Maoz dated June 6, 2007.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 9 of 13 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2007                 EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     -------------------------------------------
                                     ELCHANAN MAOZ

                                     /s/ Meron Mann
                                     -------------------------------------------
                                     MERON MANN

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 10 of 13 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

                             Exhibit                                       Page
                             -------                                       ----
A     Directors  and  Executive  Officers  of Maoz  Everest  Fund           --
      Management Ltd. (previously filed).

B     Joint  Filing  Agreement  dated  March 7, 2006  (previously           --
      filed).

C     Letter  dated May 11,  2006 by Everest  Special  Situations           --
      Fund,  L.P. to the Board of Directors  of Simon  Worldwide,
      Inc. (previously filed)

D     Letter and Memorandum of  Understanding  dated February 25,           --
      2007 by Everest Special  Situations Fund, L.P. to the Board
      of  Directors  of Simon  Worldwide,  Inc.  and  Yucaipa AEC
      Associates, LLC. (previously filed)

E     Verified  Complaint for Relief Pursuant to 8 Del. Stat. 211           --
      filed by Everest  Special  Situations  Fund,  L.P. with the
      Court of  Chancery  of the State of  Delaware  on April 17,
      2007. (previously filed)

F     Joint  Filing  and  Solicitation  Agreement  by  and  among        11 - 13
      Everest  Special  Situations  Fund L.P.,  Maoz Everest Fund
      Management  Ltd.,  Meron Mann, and Elchanan Maoz dated June
      6, 2007.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 11 of 13 Pages
----------------------                                    ----------------------

                                                                       Exhibit F

                     JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS,  certain  of  the  undersigned  are  stockholders,   direct  or
beneficial, of Simon Worldwide, Inc., a Delaware corporation ("SWWI");

      WHEREAS,  Everest  Special  Situations  Fund L.P.,  a  Delaware  limited partnership  ("Everest"),  Maoz  Everest  Fund  Management  Ltd.,  an  Israeli
company,  Elchanan Maoz and Meron Mann wish to form a group for the purpose of seeking representation on the Board of Directors of SWWI;

      WHEREAS,  Everest  intends  to  nominate  Elchanan  Maoz and Meron Mann as nominees  to be elected  to the Board of  Directors  of SWWI at the 2007  annual meeting of stockholders  of SWWI, or any other meeting of  stockholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Annual Meeting").

      NOW, IT IS AGREED, this 6th day of June 2007 by the parties hereto:

      1. In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934, as amended,  each of the  undersigned  (collectively,  the "Group")
agrees to the joint filing on behalf of each of them of  statements  on Schedule
13D  with  respect  to the  securities  of SWWI  to the  extent  required  under applicable  securities  laws.  Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein.

      2. So long as this agreement is in effect,  each of the undersigned  shall provide  written  notice to  Olshan  Grundman  Frome  Rosenzweig  & Wolosky  LLP
("Olshan") of (i) any of their  purchases or sales of securities of SWWI or (ii)
any  securities  of SWWI over  which  they  acquire  or  dispose  of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

      3. Each of the undersigned  agrees to solicit proxies or written  consents for the  election  of  Elchanan  Maoz and Meron  Mann,  or any  other  person(s)
nominated by Everest,  to the Board of  Directors of SWWI at the Annual  Meeting
(the "Nominees").

      4. Everest  agrees to bear all expenses  incurred in  connection  with the
Group's  activities,  including  expenses  incurred  by any of the  parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Annual Meeting. Notwithstanding the foregoing, Everest shall not be required to reimburse any party for (i)  out-of-pocket  expenses incurred by a party in the  aggregate in excess of $250 without  Everest's  prior written approval;  (ii) the value of the time of any party;  (iii)  legal fees  incurred without  Everest's  prior  written  approval;  or (iv) the costs of any counsel, other than  Olshan,  employed  in  connection  with any  pending  or  threatened litigation without Everest's prior written approval.

      5. The  relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of SWWI,  as  he/she/it  deems  appropriate,  in  his/her/its  sole  discretion, provided  that  all  such  sales  are made in  compliance  with  all  applicable securities laws.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 12 of 13 Pages
----------------------                                    ----------------------

      6. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

      7. In the  event of any  dispute  arising  out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

      8. Any party  hereto  may  terminate  his/her/its  obligations  under this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

      9. Each party  acknowledges  that Olshan shall act as counsel for both the
Group and Everest.

----------------------                                    ----------------------
CUSIP No. 828815100                   13D                    Page 13 of 13 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be executed as of the day and year first above written.

                                     EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     -------------------------------------------
                                     ELCHANAN MAOZ

                                     /s/ Meron Mann
                                     -------------------------------------------
                                     MERON MANN